UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of July 2004

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

Fiat Group Second Quarter 2004 Report

SIGNATURES

FIAT

Quarterly Report

2nd Quarter 2004

This report is published in Italian and English. Italian version is binding.

Issue date: July 27, 2004
This Report is available on the Internet at the address:

www.fiatgroup.com

FIAT S.P.A.

Head Office: Via Nizza 250, Turin, Italy
Paid-in capital: 4,918,113,540 euros
Entered in the Turin Company Register - Fiscal Code: 00469580013

Board of Directors
Chairman	Luca Cordero di Montezemolo
Vice Chairman	John Elkann (1)
Chief Executive Officer	Sergio Marchionne (1)
Directors	Andrea Agnelli
Angelo Benessia (2)
Tiberto Brandolini d'Adda
Flavio Cotti (1)
Luca Garavoglia (2)
Hermann Josef Lamberti (1)
Daniel John Winteler (1)
Secretary of the Board	Franzo Grande Stevens
(1) Member of the Nominating and Compensation Committee
(2) Member of the Internal Control Committee
Board of Statutory Auditors
Statutory Auditors	Cesare Ferrero - Chairman
Giuseppe Camosci
Giorgio Ferrino
Alternate Auditors	Giorgio Giorgi
Natale Ignazio Girolamo
Piero Locatelli
External Auditors	Deloitte & Touche S.p.A.

O V E R V I E W (1)

Second Quarter Overview

The second quarter of 2004 marked the Group's return to operating profitability. Operating income totaled 18 million euros, a gain of 118 million euros over the same period last year. All Sectors, with the exception of automobile operations, contributed to this improvement, reporting better operating and financial performances than in the second quarter of 2003 or the first three months of this year.

The Group's net revenues grew to 12.3 billion euros, an increase of 698 million euros (+6%). The Sectors that provided the greatest contribution to this increase include CNH (+10%), Iveco (+11%), Ferrari (+17%) and Teksid (+11%). Fiat Auto's revenues were up by 2.6%.

Operating income grew to 18 million euros, a gain of 118 million euros. Profitability improvements at CNH, Iveco, Magneti Marelli and Teksid account for most of this gain. Fiat Auto's operating loss of 282 million euros, which was roughly unchanged from the second quarter of 2003, reflects the negative impact of programs to trim dealer inventories, the production shortfall caused by labor unrest at the Melfi plant, and higher R&D expenditures.

The loss before taxes totaled 346 million euros. In the second quarter of 2003, this figure had benefited from an extraordinary capital gain of 390 million euros on the sale of Toro Assicurazioni. Excluding this transaction, the loss before taxes reported in the second quarter of 2004 is smaller by 25 million euros than in the same period last year.

Consolidated net loss amounted to 457 million euros, larger than in the second quarter of 2003, when the bottom line included the gain earned on the divestiture of Toro Assicurazioni.

At June 30, 2004, the Group's liquidity (cash and marketable securities) amounted to just under 7 billion euros, about the same as at the beginning of the year, but 1.3 billion euros more than at March 31, 2004.

Consolidated gross indebtedness (financial payables and related accruals and deferrals) totaled 22.4 billion euros, or 0.6 billion euros more than at March 31, 2004. On July 9, 2004, the Group used available liquidity to redeem the outstanding bonds exchangeable into General Motors shares that were presented for redemption. The total amount was US$1.67 billion.

Net indebtedness of the Group's industrial operations totaled 5.9 billion euros, virtually unchanged from the end of March 2004.

At June 30, 2004, the Group's net financial position was a negative 4.25 billion euros, compared with 4.41 billion euros at March 31, 2004. This improvement was due in part to a reduction in working capital requirements made possible by an increase in the amount of trade receivables sold, which grew from 6.2 billion euros to 6.6 billion euros. At December 31, 2003, the amount of trade receivables sold was 6.8 billion euros.

(1) 2004 consolidated figures should be compared with the 2003 amounts attributable to the Group's continuing operations, since the divestitures completed last year produced material changes in the Group's scope. Accordingly, all comments provided below are based on comparisons between these two sets of data.

Results for the First Six Months of 2004

Revenues grew to 23.5 billion euros. The increase of 1.3 billion euros (+6%) over the first half of 2003 was made possible by the gains achieved by the Group's main Sectors.

The operating loss narrowed to 140 million euros, an amount that is 403 million euros smaller (more than 70%) than the loss at June 30, 2003. This improvement reflects gains in operating income mainly at CNH, Iveco and Magneti Marelli and a decrease in the operating loss of Fiat Auto.

At 669 million euros, the consolidated net loss of normal operations decreased by 151 million euros compared with the first six months of 2003.

At June 30, 2004, the net financial position was negative by 4.25 billion euros, compared with a negative value of 3 billion euros at December 31, 2003. This change is due primarily to a seasonal increase in working capital requirements in the first quarter.

Outlook for the Rest of 2004

During the first six months of 2004, the Group operated in a business environment in which Europe, and Italy in particular, participated only to a limited extent in the upturn that characterized the global economy. Consequently, the Group's results for the second half of the year should benefit from any acceleration in the European growth rate.

As for the individual Sectors of the Group, Fiat Auto's performance should be aided by the contribution of its new models (new Fiat Multipla, Lancia Musa, Alfa Crosswagon Q4, Alfa Sportwagon Q4 and Fiat Panda 4x4), but automobile markets will continue to be characterized by intense competition and aggressive commercial policies.

The highly successful launch of several new products should enable CNH to report good sales results in the second half of the year as well. The same should be true for Iveco, which is operating in a favorable market environment and can count on a solid order backlog.

Overall, the Group will use the second half of the year to pursue, with determination, the path it has chosen to achieve improved profitability through cost reductions and higher margins.

The achievement of operating profitability in the second quarter of this year bolsters the Group's confidence in its ability to attain the goal of operating breakeven for 2004.

C O N S O L I D A T E D   F I N A N C I A L   S T A T E M E N T S
A N D   R E L A T E D   N O T E S

ACCOUNTING PRINCIPLES AND METHODS

This quarterly report has been prepared in accordance with Article 82 of the "Regulations for the Implementation of Legislative Decree No. 58 of February 24, 1998 on the Activities of Issuers of Securities" (Consob Resolution No. 11971 of May 14, 1999, as amended).

This report has been prepared applying the accounting principles adopted for the preparation of the annual consolidated financial statements, insofar as they are applicable. In particular, the consolidation methods, accounting principles and valuation criteria applied are consistent with those used to prepare the annual consolidated financial statements at December 31, 2003, to which reference should be made, taking into account the specific accounting principle on interim financial reporting published by the National Boards of "Dottori Commercialisti e dei Ragionieri", supplemented, where there is none and not at variance, by the analogous standard published by the International Accounting Standards Board. However, it is noted that certain valuation procedures, and in particular more complex procedures such as the determination of possible impairment losses on fixed assets, are generally completed only at the time of preparation of the annual consolidated financial statements, when all the necessary information is available.

With this in mind, it is important to note that in certain specific instances, such as the valuation of investments in associated companies, the amounts shown represent the best estimates available at the time the statements were prepared, but should not be construed as being final, since it is possible that when the first-half financial statements are prepared in September the estimated amounts shown in this report may have to be modified, especially to reflect the results of the publicly traded associated companies, which will have been published by that time.

As supplementary information on the Group's operating performance, the following section of this report on "Operating Performance and Financial Position by Activity Segment" shows the consolidated statement of operations and balance sheet data subdivided between Industrial and Financial Activities.

CHANGES IN THE STRUCTURE OF THE GROUP

Subsequent to March 31, 2003, the Fiat Group completed several transactions that had an impact on its organization and structure.
The most important transactions affecting the composition of the Group in the second quarter of 2004, as compared with the same period in 2003, are as follows:

  On May 2, 2003, the agreement to sell the Toro Assicurazioni Group to DeAgostini was signed and its operations were deconsolidated from that date.

  On May 27, 2003, as part of the agreement signed by Fiat and Capitalia, Banca Intesa, Sanpaolo IMI and Unicredito on March 11, 2003, and following approval by the competent authorities, the first part of the transaction for the sale by Fiat to the Banks of a majority interest (51%) of Fidis Retail Italia was concluded. Fidis Retail Italia controlled the European activities of Fiat Auto Holdings in the field of retail consumer financing for automobile purchases.
  The sale to Fidis Retail Italia of the equity investments in the other financial companies covered by the agreement was finalized in October 2003.

  In execution of the contract signed on July 1, 2003 and after having met the conditions precedent, the sale of the aerospace activities of FiatAvio S.p.A. to Avio Holding S.p.A., a company 70% owned by The Carlyle Group and 30% by Finmeccanica S.p.A., was finalized. Said activities were deconsolidated effective from the date of the agreement.

  In February 2004, 100% of the interest held in Fiat Engineering S.p.A. was sold to Maire Investimenti S.p.A. and the company was therefore deconsolidated as of the beginning of the year. At the same time, Fiat Partecipazioni S.p.A. subscribed to a capital increase at Maire Investimenti S.p.A. and now owns 30% of the capital of this company. On said 30% interest, both parties hold put and call options that are exercisable within three years at a predetermined price.

  In the second quarter of 2004, but effective January 1, 2004, Magneti Marelli consolidated Magneti Marelli Electronic Systems, a strategic supplier of Fiat Auto and other automotive groups that were formerly customers of Magneti Marelli. In 2002 this business had been sold to the Mekfin Group, which later sold it to the Ixfin Group. At the end of 2003, Fiat entered into an agreement with Ixfin to enable Electronic Systems to fulfill its commitments to customers and pursue a development strategy for its business. On the basis of said agreement, Magneti Marelli, by virtue of a contract providing for an usufruct on the company's voting shares, has progressively increased its involvement in the management of the Electronic Systems operations.

To allow a meaningful comparison with prior period data, the figures for the second quarter and first half of 2003 used in the analyses presented in the following pages have been prepared on the basis of the so-called "continuing operations", i.e. excluding data of companies that were sold in 2003 (the Toro Assicurazioni Group, FiatAvio, Fraikin, IPI, Fidis Retail Italia and Fiat Auto's retail financing activities in Brazil).

It should be noted that the continuing operations reported for the second quarter and first half of 2003 include Fiat Engineering, that was deconsolidated effective January 1, 2004 and reported revenues of 76 million euros and 159 million euros and operating income of 3 million euros and 7 million euros in the second quarter and first half of 2003, respectively.

Figures for the second quarter of 2004 include 240 million euros in revenues generated by the Electronic Systems business unit for the entire first half of 2004 as well as an operating income of 6 million euros.

OPERATING PERFORMANCE OF THE FIAT GROUP

1st Half 2004	1st Half 2003			2nd Quarter 2004	2nd Quarter 2003
Consolidated	Consolidated	Continuing Operations	(in millions of euros)	Consolidated	Consolidated	Continuing Operations
23,508	24,774	22,163	Net revenues	12,332	12,460	11,634
20,071	21,584	19,243	Cost of sales	10,450	10,738	10,007
3,437	3,190	2,920	Gross operating result	1,882	1,722	1,627
2,323	2,599	2,384	Overhead	1,174	1,254	1,179
912	916	893	Research and development	495	456	445
(342)	(42)	(186)	Other operating income (expenses)	(195)	(37)	(103)
(140)	(367)	(543)	Operating result	18	(25)	(100)
39	(42)	27	Investment income (expenses)	33	31	45
(123)	263	279	Non-operating income (expenses) (*)	(168)	226	241
(224)	(146)	(237)	EBIT	(117)	232	186
(183)	(424)	(512)	Financial income (expenses)	(229)	(145)	(167)
(407)	(570)	(749)	Income (loss) before taxes	(346)	87	19
262	167	71	Income taxes	111	125	82
(669)	(737)	(820)	Net result of normal operations	(457)	(38)	(63)
-	-	78	Result of intersegment equity investments	-	-	24
(669)	(737)	(742)	Net result before minority interest	(457)	(38)	(39)
(658)	(708)	N.A.	Group interest in net result	(464)	(27)	N.A.

(*) The 2003 figures for continuing operations include net gains on the disposal of discontinuing operations, amounting to 384 million euros for the second quarter of 2003 and to 487 million euros for the first half of 2003.

Revenues

Consolidated revenues totaled 12,332 million euros in the second quarter of 2004, compared with 12,460 million euros in the same period of 2003. Comparison with continuing operations alone shows growth of 6% with respect to the 11,634 million euros reported in the second quarter of 2003, largely due to higher volumes of activity at most Sectors. This effect was partially offset, especially at CNH, by the negative impact caused by strengthening of the euro. During this period, Magneti Marelli consolidated the revenues of the Electronic Systems business unit for the entire first half of 2004 (240 million euros). Lower revenues were reported only by Comau, partly in consequence of revision in the scope of operations, and by Business Solutions, due to the previously mentioned sale of Fiat Engineering.

In the first six months of 2004, revenues totaled 23,508 million euros, against 24,774 million euros in the first half of 2003. Comparison with continuing operations alone shows an increase of 6.1%, with positive performance at most of the principal Sectors.
1st Half 2004	1st Half 2003			2nd Quarter 2004	2nd Quarter 2003
Consolidated	Consolidated	Continuing Operations	(in millions of euros)	Consolidated	Consolidated	Continuing Operations
10,462	10,149	9,780	Automobiles (Fiat Auto)	5,197	5,221	5,067
5,059	4,800	4,800	Agricultural and Construction Equipment (CNH)	2,812	2,566	2,566
4,539	4,175	4,175	Commercial Vehicles (Iveco)	2,409	2,171	2,171
735	624	624	Ferrari - Maserati	399	340	340
1,982	1,611	1,611	Components (Magneti Marelli)	1,117	838	838
765	1,082	1,082	Production Systems (Comau)	424	580	580
466	439	439	Metallurgical Products (Teksid)	242	218	218
-	625	-	Aviation (FiatAvio)	-	324	-
-	1,654	-	Insurance (Toro Assicurazioni)	-	364	-
769	943	943	Services (Business Solutions)	409	498	498
221	190	190	Publishing and Communications (Itedi)	119	100	100
(1,490)	(1,518)	(1,481)	Miscellanea and Eliminations	(796)	(760)	(744)
23,508	24,774	22,163	Total for the Group	12,332	12,460	11,634

  Fiat Auto closed the second quarter of 2004 with revenues of 5,197 million euros, against 5,221 million euros in the same period of 2003. On a comparable basis ("Continuing Operations"), revenues were up by 2.6% during the quarter compared with 5,067 million euros in the second quarter of 2003, due to higher sale volumes.

In Western Europe, the market recovery that started in the first quarter of the year continued, with demand increasing by 3.6% with respect to the second quarter of 2003. In Italy, the market reversed the trend of the first quarter, posting growth of 9.5% over the second quarter of 2003, thanks to intense promotional activities and strong demand for diesel powered vehicles. In the other major countries, demand remained high in Spain (+9.6%), while growth of 2.5% was posted in France after a negative first quarter; on the other hand, Great Britain (-2.2%) and Germany (-0.5%) did not achieve the same levels as those posted in the second quarter of 2003. Outside Western Europe, market growth slowed down in Poland after accelerating in the preceding months (+3.5% compared with the second quarter of 2003), while the economic recovery in Brazil reflected on the growth in demand (+14.7% compared with the second quarter of 2003).

The market share of Fiat Auto in Italy rose from 27% in the second quarter of 2003 to 27.4% in the second quarter of 2004, while it reached 7.2% in Western Europe, compared with 6.9% in the same period of 2003.

Aggregate sales by Fiat Auto during the second quarter totaled 455,000 units, up by 1.6% from the second quarter of 2003. The brilliant performance reported in Brazil (+27.9%) and Poland (+15.9%) was partially offset by the contraction in Western Europe (-7.8%), although 305,900 vehicles were sold in that area, including 174,800 in Italy. At the European level, sales performance suffered from the reduction in dealer inventories, the halt in production at the Melfi industrial site due to labor unrest, and the decision by the Sector to limit promotional offers, in stark contrast with its competitors, who massively increased them. At the national level, sales volumes contracted by 10.5% in Italy, 8.7% in Germany, and 12.1% in France. The Sector confirmed its second quarter 2003 performance in Spain and reported growth on the British market (+2.7%), notwithstanding locally weak demand.

Fiat Auto posted revenues of 10,462 million euros in the first half of 2004, compared with 10,149 million euros in the first six months of 2003, including 9,780 million euros for continuing operations. Thus, on a comparable basis, the improvement was 7%. A total of 929,800 units were sold in the first half of the year, up by 7.2% overall compared with the first half of 2003. Sales volumes expanded very strongly in Poland and Brazil, with increases of approximately 30% and 16%, respectively, complemented by the growth in Western Europe (+1.4%).
  CNH had revenues of 2,812 million euros in the second quarter of 2004, which represented a 9.6% increase in comparison with the same quarter of 2003 due to the growth in sales volumes, which were partially offset by the impact of depreciation in the value of the dollar with respect to the euro. On a comparable exchange basis, the increase in revenues would have been approximately 15%, reflecting the brilliant performance of sales of agricultural and construction equipment, as well as the increase in sales prices.

The agricultural equipment market grew by 14% worldwide with respect to the second quarter of 2003. In North America (+9%), demand increased particularly for high-powered tractors and combine harvesters. In Western Europe (+7%), the overall increase was concentrated on tractors, while demand for combine harvesters contracted. Demand for tractors was also particularly strong in Latin America (+14%) and elsewhere in the world. Sector sales grew at the same pace as the worldwide market, expanding at a far more rapid rate in North America and Latin America, with an increase in the share of tractors with power in excess of 40 HP. In contrast, sales in Western Europe were down from their second quarter 2003 levels.

The construction equipment market expanded vigorously worldwide, growing by a total of 20% compared with the second quarter of 2003, with high growth rates on the different markets, with the exception of Western Europe, where growth was more modest. The increase in demand for heavy range equipment was particularly strong in North America (+37%) and Latin America (+54%). Market strength, combined with the introduction of new products, allowed the Sector to improve its sales significantly, with brilliant performance by all product lines in North America, Latin America, and Asia, which more than offset decline on the Western European market.
CNH posted revenues of 5,059 million euros in the first half of 2004, up by 5.4% compared with the first half of 2003, notwithstanding the negative foreign exchange effect. On a comparable exchange basis, the improvement would have been approximately 11%, thanks mainly to the strong performance posted in America.

  Iveco had revenues of 2,409 million euros in the second quarter of 2004, up by 11% compared with the second quarter of 2003, mainly in consequence of higher sales volumes, benefiting almost the entire product line, and improved sales prices.

In Western Europe, the market for commercial vehicles with curb weight > 2.8 tons continued to expand, with aggregate growth of 14% compared with the second quarter of 2003. Demand recovered in all market segments, especially light range vehicles, particularly in the segment of those weighing less than 3.5 tons, and heavy range vehicles. High growth rates were reported in Italy (+24%) and in Spain (+20%), with strong performance for all types of vehicles. Growth was reported also in France (+14%), especially in the market for light and heavy range vehicles, in Germany, for heavy range segment in particular, and in the United Kingdom, mainly for light range vehicles. Overall, Iveco's market share in Western Europe (11.2%) was in line with the one reported in the second quarter of 2003. Of special note is the increase posted by the Sector in the medium range vehicle segment, where Iveco confirmed its position as market leader thanks to the success of the New Eurocargo.

During the second quarter, Iveco sold a total of approximately 43,100 vehicles, for an increase of 13.5% with respect to the same period of 2003, benefiting from the general recovery in the market. In Western Europe, sales exceeded 9% with 30,400 vehicles sold, thanks to the contribution provided by the entire vehicle range. When sales are broken down by country, major improvements were reported in Italy (+17%) for all product lines and in France (+16%) for light range vehicles. Growth was also reported in Spain (+6%) and Germany (+4%), while sales were down in Great Britain (-11%) for medium and heavy range vehicles. Sales in countries outside Western Europe grew strongly thanks to the major contribution made by Latin America.

Iveco revenues totaled 4,539 million euros in the first half of 2004, up by 8.7% with respect to the first half of 2003, principally reflecting the increase in units sold (79,200 vehicles; +7.2% compared with the first six months of 2003) on all principal product lines, with the exception of buses.

  Ferrari - Maserati closed the second quarter of 2004 with revenues of 399 million euros, posting a significant improvement (+17.4%) with respect to the second quarter of 2003 thanks to the increase in sales volumes for both brands. The 360 Challenge Stradale and 612 Scaglietti models made a significant contribution at Ferrari, which started selling the latter model in March 2004. Maserati sales grew strongly thanks to the success of its new Quattroporte model, while the Coupe and Spyder models continued to suffer from competitive pressures.

  Magneti Marelli had revenues of 1,117 million euros, including 240 million euros in revenues for the entire first half of 2004 for the Electronic Systems business unit that was consolidated by the Sector in the second quarter. Excluding the impact of this component, revenues were up by approximately 5% with respect to the second quarter of the previous year, thanks to higher levels of activity for all business lines. In particular, the Engine Control business unit performed well, benefiting from sales of the diesel system that was introduced in 2003.

  Comau revenues, which totaled 424 million euros, fell by 26.9% in the second quarter of 2004 as compared with the corresponding period of 2003, partly in consequence of the transfer to Fiat Auto and Fiat-GM Powertrain of the respective Dies and Service activities. A further decrease was attributable to the lower level of contract work in North America, due to a drop in the order portfolio during 2003, and in Europe due to the lower volume of Bodywork activities. At June 30, 2004, outstanding contract work, net of what had already been produced, was 1,177 million euros, up by 13% compared with the situation at December 31, 2003 (1,038 million euros) following the significant increase in orders acquired during the first half of 2004.

  Teksid had revenues of 242 million euros in the second quarter of 2004, an 11% increase with respect to the second quarter of 2003, due mainly to higher sales volumes. The Cast Iron business unit reported higher volumes (approximately +16%) in particular to customers outside the Group, taking advantage of higher demand mainly in North America and Brazil. The Magnesium business unit also recorded a significant improvement (approximately +12%) due to expanding demand in Europe where the Sector availed itself of the output of a new plant located in the United Kingdom that started production during 2003. Sales in North America also showed a positive performance.

  Business Solutions had revenues of 409 million euros in the second quarter of 2004, down by 17.9% from the second quarter of 2003, as a consequence of changes in the scope of operations (principally the sale of Fiat Engineering, partially offset by consolidation, starting from January 2004, of the activities of the telephony company Atlanet). On a comparable basis, revenues would have been up by approximately 3%.

  Itedi posted revenues of 119 million euros in the second quarter of 2004, a 19% increase with respect to the second quarter of 2003. This improvement stemmed from higher advertising revenues resulting from new advertising contracts and the success of promotions carried out to maximize the revenue-generating potential of the newspaper.

OPERATING RESULT

The Fiat Group posted operating income of 18 million euros in the second quarter of 2004, compared with a loss of 25 million euros in the corresponding period of 2003. An even better result (+118 million euros) is obtained when considering continuing operations alone, which reported an operating loss of 100 million euros in the second quarter of 2003. Iveco and CNH, whose results were up by 82 million euros and 61 million euros, respectively, reported the best performances.
The operating loss of the Group in the first half of 2004 was reduced to 140 million euros, compared with 367 million euros in the first half of 2003. The comparison with the operating loss of continuing operations, 543 million euros in the first half of 2003, shows an improvement of 403 million euros, as a result of significant increases in operating income at CNH, Iveco, and Magneti Marelli and reduction of the loss at Fiat Auto.
1st Half 2004	1st Half 2003			2nd Quarter 2004	2nd Quarter 2003
Consolidated	Consolidated	Continuing Operations	(in millions of euros)	Consolidated	Consolidated	Continuing Operations
(474)	(568)	(656)	Automobiles (Fiat Auto)	(282)	(234)	(281)
229	105	105	Agricultural and Construction Equipment (CNH)	174	113	113
147	22	22	Commercial Vehicles (Iveco)	102	20	20
(59)	(16)	(16)	Ferrari - Maserati	(12)	7	7
43	3	3	Components (Magneti Marelli)	29	13	13
(3)	(7)	(7)	Production Systems (Comau)	8	19	19
16	5	5	Metallurgical Products (Teksid)	10	4	4
-	53	-	Aviation (FiatAvio)	-	29	-
-	44	-	Insurance (Toro Assicurazioni)	-	1	-
15	17	17	Services (Business Solutions)	9	5	5
9	5	5	Publishing and Communications (Itedi)	7	3	3
(63)	(30)	(21)	Miscellanea and Eliminations	(27)	(5)	(3)
(140)	(367)	(543)	Total for the Group	18	(25)	(100)

  Fiat Auto reported an operating loss of 282 million euros for the second quarter of 2004, compared with an operating loss of 234 million euros for the Sector in the second quarter of 2003, while continuing operations had reported an operating loss of 281 million euros. The improved margin on new models and the contribution of higher volumes in the rest of the world largely offset the negative effect of lower volumes in Western Europe. The major savings realized on product costs due to ongoing streamlining measures were offset by the increase in research and development expenditures.

  CNH closed the second quarter of 2004 with operating income of 174 million euros, an improvement of 61 million euros (+54%) from the second quarter of 2003. The Sector benefited from a significant increase in volumes and higher sale prices obtained in both the agricultural and construction equipment segments, as well as savings on product costs.

  Iveco reported a sharp improvement in its operating income, which totaled 102 million euros in the second quarter, as compared with 20 million euros in the second quarter of 2003. This sharp improvement resulted from growth in volumes, higher sale prices, and major efficiency gains realized in terms of product costs.

  Ferrari - Maserati closed the second quarter of 2004 with an operating loss of 12 million euros against operating income of 7 million euros in the second quarter of 2003. This lower result was mainly caused by the negative foreign exchange effect and higher advertising and R&D expenditures for new Maserati models, which were only partially offset by improved volumes.

  Magneti Marelli continued to recover profitability by posting an operating income of 29 million euros in the second quarter of 2004, compared with an operating income of 13 million euros in the second quarter of 2003. This result benefited from the positive effect of higher volumes and efficiency gains on production costs and overhead. The operating result of the Electronic Systems business unit, consolidated in 2004, was equal to 6 million euros.

  Comau had operating income of 8 million euros, against 19 million euros in the second quarter of 2003, which had also benefited from non-recurring income of 9 million euros. Net of this item, the 2-million-euro decrease in the result is largely attributable to lower volumes of activity.

  Teksid improved its operating result, posting income of 10 million euros, against income of 4 million euros in the second quarter of 2003. The benefits deriving from higher volumes and efficiency improvement actions made it possible to absorb the unfavorable balance of prices/costs, caused by the increase in the cost of raw materials and the negative foreign exchange effect.

  Business Solutions reported operating income of 9 million euros in the second quarter of 2004, compared with operating income of 5 million euros in the second quarter of 2003. This improvement was achieved thanks to efficiency gains, while the performance of the Sector was slightly penalized by a different scope of consolidation.

  Itedi reported an operating income of 7 million euros in the second quarter of 2004, up from the 3 million euros reported for the second quarter of 2003. The improvement was mainly due to an increase in revenues.

EBIT (Earnings Before Interest and Taxes)

EBIT in the second quarter of 2004 was a negative 117 million euros, against a positive 232 million euros in the corresponding period of the previous year, with 186 million euros of this amount pertaining to continuing operations. The second quarter 2003 figures included the net gain from sale of the Toro Assicurazioni Group, 390 million euros. Net of this component, the comparison with continuing operations shows an improvement of 87 million euros, which principally reflects growth in operating income.

In the first half of 2004, EBIT was a negative 224 million euros, against a loss of 146 million euros in the first half of 2003 (-237 million euros for continuing operations alone). The net gains deriving from sales of discontinuing operations totaled 487 million euros in the first half of 2003 and 60 million euros (sale of Fiat Engineering) in the current half-year period. The comparison with continuing operations net of these gains shows an improvement of 440 million euros, virtually in line with the reduction in the operating loss.

In the second quarter of 2004, net investment income totaled 33 million euros, 12 million euros less than the corresponding amount reported for continuing operations in the second quarter of 2003.

Net investment income totaled 39 million euros in the first half of 2004, against net investment income of 27 million euros for continuing operations in the corresponding period of 2003.

In the second quarter of 2004, the balance of non-operating income and expenses was negative by 168 million euros and consisted principally of restructuring costs and provisions. In the second quarter of 2003, the net non-operating income of continuing operations totaled 241 million euros, due to the capital gain (390 million euros net of transaction costs) resulting from sale of the Toro Assicurazioni Group, which was partially offset by restructuring costs and provisions.

In the first half of 2004, the balance of non-operating income and expenses was negative by 123 million euros and included restructuring costs and provisions, which were only partially offset by the net gain (60 million euros) realized upon sale of Fiat Engineering and sale of the direct investment in Edison (32 million euros).

In the first half of 2003, the net non-operating income of continuing operations totaled 279 million euros and included, in addition to the aforementioned gain upon sale of the Toro Assicurazioni Group, the gains on the sale of the Brazilian retail financing activities of Fiat Auto and IPI, which were partially offset by the residual loss on the sale of Fraikin and other non-operating costs and provisions.

Income (Loss) before Taxes

The Group's loss before taxes in the second quarter was 346 million euros, against income of 87 million euros in the second quarter of 2003, including 19 million euros for continuing operations. This result reflects the change in EBIT described hereinabove and higher net financial expenses.

In the first half of 2004, the loss before taxes was 407 million euros, compared with a loss of 749 million euros for continuing operations in the first six months of 2003.

Net financial expenses in the second quarter of 2004 totaled 229 million euros, against 167 million euros for continuing operations in the corresponding period of 2003 (145 million euros at the consolidated level in the second quarter of 2003). The balance for this item in the second quarter of 2003 included the positive effect of 70 million euros due to the reversal of the negative mark to market accounted in the previous quarter on the "Total Return Equity Swap" on General Motor shares. Excluding this effect, the financial expenses for the quarter were substantially the same as those for the corresponding period of the previous year, positively impacted by the lower level of average indebtedness for the period and lower interest rates in Europe and the United States, and negatively impacted by the foreign exchange effect.

In the first half of 2004, net financial expenses totaled 183 million euros, against 512 million euros for continuing operations in the first half of 2003 (-424 million euros at the consolidated level). Excluding the positive effect of approximately 300 million euros deriving from the termination of the Equity Swap on General Motors shares in the first quarter of 2004, the improvement during the period was largely attributable to the lower level of average indebtedness and lower interest rates.

Net Result

The net loss before minority interest in the second quarter of 2004 was 457 million euros, compared with the loss of 38 million euros in the same period of 2003. The net loss of normal operations for continuing operations was 63 million euros in the second quarter of 2003. This change was caused by the reduction in the loss before taxes and higher tax burden.

Group interest in net loss in the second quarter of 2004 was 464 million euros, against a loss of 27 million euros in the corresponding period of 2003.

Income taxes totaled 111 million euros in the second quarter of 2004 and included 29 million euros for IRAP (the Italian regional tax on production activities). The remainder stemmed almost entirely from the positive results of companies operating abroad. In the second quarter of 2003, income taxes for continuing operations totaled 82 million euros, including approximately 24 million euros for IRAP. The higher tax burden corresponds to the increase in the results of CNH, Iveco, Teksid, and Magneti Marelli that are taxable abroad.

In the first half of 2004, income taxes totaled 262 million euros, including 67 million euros for IRAP. The increase from the corresponding period of 2003 stemmed from the aforementioned increase in taxable results of the Sectors and the effect of tax credits on dividends.

Group interest in net loss in the first half of 2004 was 658 million euros, against 708 million euros in the same period of 2003.

BALANCE SHEET OF THE FIAT GROUP

(in millions of euros)		At 6.30.2004	At 3.31.2004	At 12.31.2003
■ ASSETS
Intangible fixed assets		3,694	3,730	3,724
- Intangible fixed assets		1,254	1,288	1,322
- Goodwill		2,440	2,442	2,402
Property, plant and equipment		9,465	9,590	9,675
- Property, plant and equipment		8,582	8,682	8,761
- Operating leases		883	908	914
Financial fixed assets		3,812	3,759	3,950
Financial receivables held as fixed assets	(*)	18	26	29
Deferred tax assets		1,850	1,841	1,879
Total Non-Current Assets		18,839	18,946	19,257
Net inventories (1)		6,455	6,625	6,484
Trade receivables		5,459	5,049	4,553
Other receivables		3,062	3,247	3,081
Financial assets not held as fixed assets		119	115	120
Finance lease contracts receivable	(*)	1,797	1,793	1,797
Financial receivables from others	(*)	9,511	9,984	10,750
Securities	(*)	3,271	2,449	3,789
Cash	(*)	3,655	3,182	3,211
Total Current Assets		33,329	32,444	33,785
Trade accruals and deferrals		422	389	407
Financial accruals and deferrals	(*)	333	433	386
■ TOTAL ASSETS		52,923	52,212	53,835

■ LIABILITIES AND STOCKHOLDERS' EQUITY
Stockholders' equity		6,942	7,420	7,494
- Stockholders' equity of the Group		6,297	6,766	6,793
- Minority interest		645	654	701
Deferred income tax reserves		236	213	211
Reserves for risks and charges		5,339	5,202	5,168
Reserves for employee severance indemnities		1,317	1,157	1,313
Financial payables due beyond 12 months	(*)	13,810	15,166	15,418
Total Non-Current Liabilities and Stockholders' Equity		20,702	21,738	22,110
Trade payables		11,838	11,575	12,588
Other payables (1)		3,047	3,021	2,742
Financial payables due within 12 months	(*)	8,177	6,187	6,616
Total Current Liabilities and Stockholders' Equity		23,062	20,783	21,946
Trade accruals and deferrals		1,365	1,347	1,329
Financial accruals and deferrals	(*)	852	924	956
■ TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		52,923	52,212	53,835

■ NET FINANCIAL POSITION	(*)	(4,254)	(4,410)	(3,028)

(1) To improve representation of net inventories of contract work in progress, certain items for advances from customers for contract work, which were previously reported under "Other payables," were deducted from inventories at June 30, 2004. Consistently with this change, the value of "Net inventories" and "Other payables" at March 31, 2004 and December 31, 2003 were adjusted by 423 million euros and 428 million euros, respectively.
Inventories are shown net of advances received for contract work in progress (8,477 million euros at June 30, 2004, 8,499 million euros at March 31, 2004 and 8,876 million euros at December 31, 2003).

The following tables provide the information necessary for analysis of the principal balance sheet indicators of industrial activities, such as working capital and net invested capital.

Working capital

At June 30, 2004 the Group had negative working capital of 852 million euros, representing a decrease of 219 million euros compared to the negative working capital of 633 million euros posted at March 31, 2004.
At 6.30.2003	(in millions of euros)	At 6.30.2004	At 3.31.2004	At 12.31.2003
7,042	Net inventories (1)	6,455	6,625	6,484
5,858	Trade receivables	5,459	5,049	4,553
(12,741)	Trade payables	(11,838)	(11,575)	(12,588)
(1,768)	Other receivables (payables) (1)	(928)	(732)	(583)
(1,609)	Working capital	(852)	(633)	(2,134)

(1) For the sake of uniform comparison, the value of Net inventories and the balance of Other receivables/(payables) at June 30, 2003 has been adjusted by a total of 335 million euros. Similar adjustments were made to the same items at December 31, 2003 and March 31, 2004: their description is found in the note at the end of the Fiat Group Balance Sheet.

In the second quarter of 2004, the reduction in inventories totaled 170 million euros and is largely attributable to Fiat Auto, in consequence of its continuing efforts to cut back on inventories (which at December 31, 2003 were suffering the effects of the introduction of new models), and CNH, due to seasonal decreases during the second quarter of the year, in contrast with increases in the first quarter.

The change in inventories and the increase (196 million euros) in the negative balance of "Other receivables /(payables)," stemming mainly from lower receivables from Tax Authorities (mainly VAT), were almost entirely offset by the increase (410 million euros) in the trade receivables of Iveco and Fiat Auto.

The decrease in working capital during the second quarter of 2004 also reflected the increase of 263 million euros in "Trade payables" following production increases posted in consequence of strong sales performance.

Working capital increased by 1,282 million euros in the first half of 2004, compared with the negative value of 2,134 million euros at the start of the fiscal year. The increase is mainly attributable to the rise in trade receivables at Fiat Auto, CNH, and Iveco due to seasonal factors and increased activity, as well as the decrease in the trade payables of Fiat Auto, which in the first six months of 2004 witnessed a leveling off in production levels that had significantly increased in the last quarter of 2003 due to the introduction of new models.

At June 30, 2004, trade receivables and other receivables maturing after that date were sold with recourse for 2,022 million euros (1,956 million euros at March 31, 2004 and 2,144 million euros at December 31, 2003) and without recourse for 4,622 million euros (4,279 million euros at March 31, 2004 and 4,638 million euros at December 31, 2003).
Additional factoring transactions that did not have an impact on working capital and the net financial position include the sale of financial receivables (chiefly amounts owed by retail customers to the Group's financial services companies) maturing after June 30, 2004. As of the end of the second quarter, 42 million euros were sold with recourse (56 million euros at March 31, 2004 and 59 million euros at December 31, 2003) and 4,546 million euros were sold without recourse (4,892 million euros at March 31, 2004 and 5,214 million euros at December 31, 2003).

Net invested capital

The net invested capital at June 30, 2004 totaled 11,196 million euros, 634 million euros lower than at March 31, 2004.
At 6.30.2003	(in millions of euros)	At 6.30.2004	At 3.31.2004	At 12.31.2003
4,198	Intangible fixed assets	3,694	3,730	3,724
10,407	Property, plant and equipment	9,465	9,590	9,675
4,123	Financial fixed assets	3,812	3,759	3,950
114	Financial assets not held as fixed assets	119	115	120
3,063	Deferred tax assets	1,850	1,841	1,879
(8,027)	Reserves	(6,892)	(6,572)	(6,692)
(1,609)	Working capital	(852)	(633)	(2,134)
12,269	Net invested capital	11,196	11,830	10,522

In addition to the reduction in working capital described hereinabove (219 million euros), the contraction mainly reflects the decrease (125 million euros) reported by the total of "Property, plant and equipment." The change is tied to disposals during the period, combined with the negative effect of changes in foreign exchange rates (approximately 24 million euros), offset only in part by the increase stemming from changes in the scope of consolidation (approximately 62 million euros), almost entirely attributable to the Electronic Systems business unit of Magneti Marelli.

In the second quarter of 2004, investments in fixed assets totaled 425 million euros (438 million euros in the second quarter of 2003, including 16 million euros for the Aviation sector), a value that included 112 million euros for long-term lease activities (100 million euros in the second quarter of 2003). Amortization and depreciation during the period totaled 430 million euros (462 million euros in the second quarter of 2003).

Compared with December 31, 2003, net invested capital increased by 674 million euros. The growth stemming from working capital (1,282 million euros) was offset by the decrease in "Property, plant and equipment" (210 million euros, largely due to disposals during the period), the decrease in "Financial fixed assets" (138 million euros, principally in consequence of the changes relating to dividends paid by companies valued by the equity method), and "Reserves" (200 million euros) that increased due to accruals during the period.

Financial Position
At 6.30.2003	(in millions of euros)		At 6.30.2004	At 3.31.2004	At 12.31.2003
(26,275)	Financial payables		(21,987)	(21,353)	(22,034)
(534)	Accrued financial expenses		(505)	(568)	(593)
99	Prepaid financial expenses		105	80	85
2,203	Cash		3,655	3,182	3,211
427	Securities		3,271	2,449	3,789
(24,080)	Net Indebtedness (*)		(15,461)	(16,210)	(15,542)

19,678	Financial receivables and lease contracts receivable		11,326	11,803	12,576
276	Accrued financial income		228	353	301
(686)	Deferred financial income		(347)	(356)	(363)

(4,812)	Net Financial Position		(4,254)	(4,410)	(3,028)
	(*) Net Indebtedness
		Industrial Activities	(5,858)	(5,935)	(5,088)
		Financial Activities	(9,603)	(10,275)	(10,454)

The aggregate liquidity (Cash and Securities) of the Group, held primarily by the companies that operate centralized cash management activities, grew in the second quarter of 2004 by approximately 1.3 billion euros, reaching 6.9 billion euros, about the same as the corresponding figure at December 31, 2003.

Net indebtedness (financial payables and related accruals and deferrals, net of cash and securities) totaled 15.5 billion euros at June 30, 2004, approximately 750 million euros less than at March 31, 2004 and slightly less than the value at the beginning of the year. In this context, net indebtedness of industrial activities decreased by 77 million euros, while that of financial activities decreased by 672 million euros.

Gross indebtedness (financial payables and related accruals and deferrals) stood at 22.4 billion euros, up approximately 550 million euros from March 31, 2004, and included:
  the five-year-bond issued at the beginning of 2002 and exchangeable for General Motors shares, for the residual amount of 1,689 million dollars corresponding to 1,389 million euros. During the first quarter of 2004, Fiat had in fact repurchased 540 million dollars in bonds to be cancelled out of a total of 2,229 million dollars. Pursuant to the contractually envisaged right of each bondholder to request early reimbursement of all or part of its bonds, with payment at July 9, 2004, reimbursement for a total of 1,672 million dollars in bonds was requested in June 2004 by the deadline indicated in the bond issue prospectus, and this amount was reimbursed on the aforesaid due date.
  the mandatory convertible facility agreement (3 billion euros) and the loan by Citigroup (lead manager of a restricted pool of banks), secured by the agreements with EDF as part of the Italenergia Bis transaction (approximately 1,150 million euros).

The net financial position - net indebtedness minus financial receivables - was negative by 4,254 million euros at June 30, 2004, with an improvement of 156 million euros compared with the negative balance of 4,410 million euros at March 31, 2004.
In the second quarter of 2004 the improvement was correlated with the reduction in working capital.
Industrial activities showed a worsening of 389 million euros, while financial activities showed an improvement of 545 million euros.

***************

The Group is continuing to operate in compliance with the targets agreed upon with the lending banks under the mandatory convertible facility agreement in terms of reducing its net financial position to 3 billion euros and reducing gross indebtedness to 23.6 billion euros.
At June 30, 2004, gross indebtedness totaled 22.4 billion euros, while the pro-forma net financial position (computed by subtracting from the net financial position the Citigroup loan of approximately 1,150 million euros, as envisaged in the facility agreement) continued to be within the terms contractually agreed with the lending banks.
However, at June 30, 2004, the ratings assigned to the Fiat Group by the leading rating agencies belong to the non investment grade category. Therefore, if this situation persists, starting from July 2004 the banks would have the right but are not obliged to proceed with the conversion of the debt into capital for an amount up to 2 billion euros.

Consolidated Statement of Cash Flows

At June 30, 2004, the Group's cash (bank deposits and cash) totaled 3,655 million euros, an increase over the 3,182 million euros at March 31, 2004.

During the second quarter, securities held for the purpose of temporary investment of liquidity, increased for a total of 822 million euros, from 2,449 million euros at March 31, 2004 to 3,271 million euros at June 30, 2004.

Group liquidity thus totaled over 6.9 billion euros at June 30, 2004, in line with liquidity of 7 billion euros reported at December 31, 2003.

The following table illustrates the consolidated statement of cash flows for the second quarter of 2004.
(in millions of euros)	2nd Quarter 2004
A) Cash at period-start	3,182
B) Cash flows provided by (used in) operating activities:
Net result before minority interest	(457)
Amortization and depreciation	552
Net change in reserve for employee severance indemnities	146
Change in deferred income taxes	14
Net gains on disposals	(6)
Revaluations and writedowns of equity investments	(30)
Dividends received	14
Change in current assets and liabilities:
Trade receivables	(337)
Net inventories	198
Trade payables	192
Other payables, receivables, accruals and deferrals	138
Reserve for income taxes and other reserves	190
Changes in the scope of consolidation and others	14
Total	628
C) Cash flows provided by (used in) investment activities:
Investments in:
Fixed assets	(425)
Equity investments	(79)
Intangible assets and deferred changes	(52)
Investment grants	13
Proceeds from the sale of fixed assets	60
Net change in financial receivables	525
Change in securities	(801)
Other changes	3
Total	(756)
D) Cash flows provided by (used in) financing activities:
Increase in borrowings	744
Reimbursement of borrowings (1)	(300)
Net change in short-term financial payables	162
Increase in capital stock	3
Purchase/sale of treasury stock	1
Dividends paid	(9)
Total	601
E) Total change in cash	473
F) Cash at period-end	3,655
(1) Includes the effect of currency translations.

The cash flow used in operating activities during the quarter totaled 628 million euros, largely reflecting the changes in working capital, which decreased during the quarter on a comparable consolidation basis by 191 million euros, and cash flow (net loss plus depreciation and amortization), adjusted by non-monetary costs connected with accruals to reserves net of applications thereof.

Cash flow used in investment activities during the second quarter of 2004 totaled 756 million euros.
The decrease in financial receivables (525 million euros) and the proceeds realized upon the disposal of assets (60 million euros), generated cash that was partially used for:
  investments in fixed assets totaling 425 million euros (438 million euros in the second quarter of 2003, which included 16 million euros related to FiatAvio), including 112 million euros connected with long-term leasing activities (100 million euros in the second quarter of 2003);
  investments in intangible fixed assets for 52 million euros and equity investments for 79 million euros;
  purchase of securities as temporary investment of liquidity (801 million euros).

Financing activities generated 473 million euros in cash flow. A total of 300 million euros was reimbursed for financing, while the generation of cash is attributable to new financing for 744 million euros, which includes the issue of a bond by CNH Inc. for a face value of 500 million dollars, and a net increase of 162 million euros in short-term financial payables.

STOCKHOLDERS' EQUITY

During the first half of 2004, consolidated stockholders' equity before minority interest decreased by 552 million euros, declining from 7,494 million euros at December 31, 2003 to 6,942 million euros at June 30, 2004 due to the net loss posted for the first six months of 2004 and the decrease in the interests held by third parties (principally for the purchase of the residual shares in Fiat Auto Poland). These decreases were partially compensated by the increase due to foreign exchange differences caused by the strengthening of the dollar against the euro.

The Group's interest in stockholders' equity decreased from 6,793 million euros at December 31, 2003 to 6,297 million euros at June 30, 2004.

Personnel

At June 30, 2004, the Group had 160,708 employees, approximately 1,200 more than the 159,469 employees at March 31, 2004 and about 1,500 less than the 162,237 employees at December 31, 2003.
The increase recorded in the second quarter includes the addition by Magneti Marelli of about 2,400 employees of the Electronic Systems business unit.
The decrease with respect to December 31, 2003 stemmed from the net difference between an increase of approximately 800 employees due to changes in the scope of consolidation, which includes not only the aforementioned change in the second quarter, but also the separation of employees upon sale of Fiat Engineering and the transfer of Comau Service activities to associated companies, and an effective reduction by approximately 2,300 persons, mainly at Fiat Auto, CNH, Iveco, and the Services Sector.

OPERATING PERFORMANCE AND FINANCIAL POSITION BY ACTIVITY SEGMENT

The following analyses of the consolidated statement of operations and balance sheet show separately consolidated data of the Group's Industrial and Financial Activities (which include the retail financing, leasing, and rental companies of Fiat Auto, CNH and Iveco).

To ensure uniform comparisons with the 2003 figures, reference is made only to continuing operations: data referring to discontinuing operations were excluded also in accordance with the provisions of Article 39, Section 3 of Legislative Decree no. 127/91, in consideration of the significance of the changes caused by the disposals carried out in 2003 to the composition of the Group.

Principles of analysis

The classification between Industrial and Financial Activities was realized by defining specific sub-consolidated financial statements according to the normal business performed by each Group company.

The equity investments held by companies belonging to an activity segment in companies included in another segment were valued according to the equity method.

To avoid distorting the operating result of normal operations to be represented here, the effect of this valuation on the statement of operations is illustrated under the item "Result of intersegment equity investments."

The holding companies (Fiat S.p.A., IHF-Internazionale Holding Fiat S.A., Fiat Partecipazioni S.p.A., Fiat Netherlands Holding N.V.) were classified under Industrial Activities.

The sub-consolidated financial statements of the Industrial Activities also include companies that operate centralized cash management activities, i.e. that raise financial resources on the market and finance Group companies, without providing financial services to others.

The transactions relating to the sale of receivables executed at market conditions between the industrial and financial companies of the Group are posted as financial receivables and payables in the balance sheet of Financial Activities. For the purposes of this breakdown the portion of these items that, according to the last contractual relationship established with others, is still of a commercial nature, insofar as it does not yield interest, was reclassified directly in the sub-consolidated results of Financial Activities under trade receivables and payables.

Operating Performance by Activity Segment

2nd quarter 2004 figures
		2nd Quarter 2004			2nd Quarter 2003
(in millions of euros)		Consolidated	Industrial Activities	Financial Activities	Continuing Operations	Industrial Activities	Financial Activities
Net revenues		12,332	12,038	457	11,634	11,348	438
Cost of sales		10,450	10,309	304	10,007	9,865	294
Gross operating result		1,882	1,729	153	1,627	1,483	144
Overhead		1,174	1,100	74	1,179	1,097	82
Research and development		495	495	-	445	445	-
Other operating income (expenses)		(195)	(178)	(17)	(103)	(89)	(14)
Operating result		18	(44)	62	(100)	(148)	48
Investment income (expenses)	(*)	33	20	13	45	50	(5)
Non-operating income (expenses)	(**)	(168)	(167)	(1)	241	267	(26)
EBIT		(117)	(191)	74	186	169	17
Financial income (expenses)		(229)	(221)	(8)	(167)	(160)	(7)
Result before taxes		(346)	(412)	66	19	9	10
Income taxes		111	94	17	82	57	25
Net result of normal operations		(457)	(506)	49	(63)	(48)	(15)
Result of intersegment equity investments		-	49	-	24	9	-
Net result before minority interest		(457)	(457)	49	(39)	(39)	(15)

(*) This item includes investment income as well as writedowns and upward adjustments in non-intersegment equity investments valued using the equity method.

(**) The 2003 figure for Industrial Activities includes 390 million euros in net gains on disposals of discontinuing operations, while the figure for Financial Activities includes a net loss of 6 million euros.

1st half 2004 figures
				1st Half 2004			1st Half 2003
(in millions of euros)		Consolidated	Industrial Activities	Financial Activities	Continuing Operations	Industrial Activities	Financial Activities
Net revenues		23,508	22,914	914	22,163	21,573	895
Cost of sales		20,071	19,772	619	19,243	18,935	613
Gross operating result		3,437	3,142	295	2,920	2,638	282
Overhead		2,323	2,175	148	2,384	2,218	166
Research and development		912	912	-	893	893	-
Other operating income (expenses)		(342)	(312)	(30)	(186)	(157)	(29)
Operating result		(140)	(257)	117	(543)	(630)	87
Investment income (expenses)	(*)	39	18	21	27	35	(8)
Non-operating income (expenses)	(**)	(123)	(121)	(2)	279	317	(38)
EBIT		(224)	(360)	136	(237)	(278)	41
Financial income (expenses)		(183)	(164)	(19)	(512)	(485)	(27)
Result before taxes		(407)	(524)	117	(749)	(763)	14
Income taxes		262	228	34	71	45	26
Net result of normal operations		(669)	(752)	83	(820)	(808)	(12)
Result of intersegment equity investments		-	83	-	78	64	-
Net result before minority interest		(669)	(669)	83	(742)	(744)	(12)

(*) This item includes investment income as well as writedowns and upward adjustments in non-intersegment equity investments valued using the equity method.

(**) The 2003 figure for Industrial Activities includes 512 million euros in net gains on disposals of discontinuing operations, while the figure for Financial Activities includes a net loss of 25 million euros.

Industrial Activities

During the second quarter, net revenues for Industrial Activities totaled 12,038 million euros, increasing by approximately 6% with respect to the same period of the previous year. The positive effect of higher volumes at most of the Sectors was only partially attenuated by the negative foreign exchange effect that affected mainly CNH.

In the first half of 2004, net revenues amounted to 22,914 million euros, a 6.2% increase with respect to the 21,573 million euros reported in the first half of 2003.

The operating result for Industrial Activities in the second quarter of 2004 was a loss of 44 million euros, reflecting an improvement from the operating loss of 148 million euros recorded in the second quarter of the previous year due to better results achieved by CNH, Iveco and Magneti Marelli.

At June 30, 2004, the operating loss was equal to 257 million euros, representing a significant curtailment with respect to the loss of 630 million euros recorded at June 30, 2003.

In the second quarter of 2004, EBIT for Industrial Activities was a negative 191 million euros, compared with a positive 169 million euros in the second quarter of 2003. When the gains realized on the disposal of assets are excluded, EBIT for the second quarter of 2003 amounted to a negative 221 million euros.

EBIT in the first half of 2004 was negative by 360 million euros and reflects a sharp improvement when the EBIT reported at June 30, 2003 (-278 million euros) is restated to exclude the gains (512 million euros) realized on the disposals carried out during the first half of 2003.

Financial Activities

In the second quarter of 2004, Financial Activities generated net revenues of 457 million euros, an increase of approximately 4.3% with respect to the same period of 2003. The increased revenues at Fiat Auto and Iveco were partly offset by a contraction at CNH, whose results were heavily affected by the strengthening of the average euro/dollar exchange rate.

During the first half of 2004, net revenues amounted to 914 million euros, reflecting an increase of 2.1% with respect to the 895 million euros recorded during the first half of 2003.

The income before taxes of normal operations (which does not include the result of equity investments held by financial companies in industrial companies) totaled 66 million euros in the second quarter of 2004, a 56-million-euro improvement from the 10 million euros recorded in the second quarter of 2003. The increase is attributable to an improved operating result and a drop in extraordinary expenses. Among other factors, in the second quarter of 2003 extraordinary expenses included the residual loss generated by the sale of Fraikin.

During the first half of 2004, income before taxes amounted to 117 million euros, a sharp improvement with respect to the 14 million euros recorded during the same period last year.

Balance Sheet by Activity Segment

At 12.31.2003					At 6.30.2004			At 3.31.2004
Consolidated	Industrial Activities	Financial Activities	(in millions of euros)		Consolidated	Industrial Activities	Financial Activities	Consolidated	Industrial Activities	Financial Activities
			■ ASSETS
3,724	3,600	124	Intangible fixed assets		3,694	3,574	120	3,730	3,607	123
1,322	1,293	29	- Intangible fixed assets		1,254	1,228	26	1,288	1,261	27
2,402	2,307	95	- Goodwill		2,440	2,346	94	2,442	2,346	96
9,675	8,750	925	Property, plant and equipment		9,465	8,570	895	9,590	8,673	917
8,761	8,742	19	- Property, plant and equipment		8,582	8,561	21	8,682	8,665	17
914	8	906	- Operating leases		883	9	874	908	8	900
3,950	5,119	681	Financial fixed assets		3,812	5,519	770	3,759	5,050	718
29	28	1	Financial receivables held as fixed assets	(*)	18	18	-	26	26	-
1,879	1,794	85	Deferred tax assets		1,850	1,767	83	1,841	1,759	82
19,257	19,291	1,816	Total Non-Current Assets		18,839	19,448	1,868	18,946	19,115	1,840
6,484	6,450	34	Net inventories (1)		6,455	6,414	41	6,625	6,599	26
4,553	4,294	531	Trade receivables		5,459	4,884	872	5,049	4,176	996
3,081	2,801	476	Other receivables		3,062	2,441	680	3,247	2,650	693
120	120	-	Financial assets not held as fixed assets		119	119	-	115	115	-
1,797	-	1,797	Finance lease contracts receivable	(*)	1,797	-	1,797	1,793	-	1,793
10,750	10,545	9,024	Financial receivables	(*)	9,511	8,345	8,234	9,984	9,705	8,335
10,750	2,086	8,664	- Financial receivables from others		9,511	1,538	7,973	9,984	1,885	8,099
-	8,459	360	- Intersegment financial receivables		-	6,807	261	-	7,820	236
3,789	3,670	119	Securities	(*)	3,271	3,087	184	2,449	2,313	136
3,211	3,121	90	Cash	(*)	3,655	3,574	81	3,182	3,104	78
33,785	31,001	12,071	Total Current Assets		33,329	28,864	11,889	32,444	28,662	12,057
407	347	64	Trade accruals and deferrals		422	368	59	389	339	54
386	417	22	Financial accruals and deferrals	(*)	333	373	26	433	477	28
53,835	51,056	13,973	■ TOTAL ASSETS		52,923	49,053	13,842	52,212	48,593	13,979
			■ LIABILITIES AND STOCKHOLDERS' EQUITY
7,494	7,493	1,851	Stockholders' equity		6,942	6,941	2,478	7,420	7,419	2,010
211	135	76	Deferred income tax reserves		236	183	53	213	136	77
5,168	4,996	172	Reserves for risks and charges		5,339	5,154	185	5,202	5,020	182
1,313	1,304	9	Reserves for employee severance indemnities		1,317	1,307	10	1,157	1,147	10
15,418	14,495	2,885	Financial payables due beyond 12 months	(*)	13,810	12,819	2,920	15,166	14,137	2,982
15,418	14,480	938	- Financial payables to others		13,810	12,806	1,004	15,166	14,134	1,032
-	15	1,947	- Intersegment financial payables		-	13	1,916	-	3	1,950
22,110	20,930	3,142	Total Non-Current Liabilities and Stockholders' Equity		20,702	19,463	3,168	21,738	20,440	3,251
12,588	12,827	113	Trade payables		11,838	11,923	211	11,575	11,500	197
2,742	2,614	246	Other payables (1)		3,047	2,761	346	3,021	2,765	353
6,616	5,495	7,978	Financial payables due within 12 months (2)	(*)	8,177	6,167	7,149	6,187	4,622	7,668
6,616	5,150	1,466	- Financial payables to others		8,177	5,919	2,258	6,187	4,389	1,798
-	345	6,512	- Intersegment financial payables		-	248	4,891	-	233	5,870
21,946	20,936	8,337	Total Current Liabilities and Stockholders' Equity		23,062	20,851	7,706	20,783	18,887	8,218
1,329	1,165	166	Trade accruals and deferrals		1,365	1,260	110	1,347	1,243	108
956	532	477	Financial accruals and deferrals	(*)	852	538	380	924	604	392
53,835	51,056	13,973	■ TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		52,923	49,053	13,842	52,212	48,593	13,979

(3,028)	(2,741)	(287)	■ NET FINANCIAL POSITION	(*)	(4,254)	(4,127)	(127)	(4,410)	(3,738)	(672)

(1) To improve representation of net inventories of contract work in progress, certain items for advances from customers for contract work, which were previously reported under "Other payables," were deducted from inventories at June 30, 2004. Consistently with this change, the value of "Net inventories" and "Other payables" at March 31, 2004 and December 31, 2003 were adjusted by 423 million euros and 428 million euros, respectively.
Inventories are shown net of advances received for contract work in progress (8,477 million euros at June 30, 2004, 8,499 million euros at March 31, 2004 and 8,876 million euros at December 31, 2003).

(2) Including the exchangeable bond for an amount of 1,765 million euros (at December 31, 2003) redeemable during 2004.

Breakdown of Net Indebtedness and Net Financial Position by Activity Segment

At 12.31.2003				At 6.30.2004			At 3.31.2004
Consolidated	Industrial Activities	Financial Activities	(in millions of euros)	Consolidated	Industrial Activities	Financial Activities	Consolidated	Industrial Activities	Financial Activities
(22,034)	(11,531)	(10,503)	Financial payables net of intersegment activities	(21,987)	(12,179)	(9,808)	(21,353)	(10,939)	(10,414)
(593)	(416)	(177)	Accrued financial expenses	(505)	(423)	(82)	(568)	(475)	(93)
85	68	17	Prepaid financial expenses	105	83	22	80	62	18
3,211	3,121	90	Cash	3,655	3,574	81	3,182	3,104	78
3,789	3,670	119	Securities	3,271	3,087	184	2,449	2,313	136
(15,542)	(5,088)	(10,454)	Net Indebtedness	(15,461)	(5,858)	(9,603)	(16,210)	(5,935)	(10,275)

12,576	2,114	10,462	Financial receivables and lease contracts receivable	11,326	1,556	9,770	11,803	1,911	9,892
301	298	3	Accrued financial income	228	224	4	353	343	10
(363)	(65)	(298)	Deferred financial income	(347)	(49)	(298)	(356)	(57)	(299)

(3,028)	(2,741)	(287)	Net Financial Position	(4,254)	(4,127)	(127)	(4,410)	(3,738)	(672)

Cash and cash equivalents collected by the centralized treasury during its activity have been recorded in the item Financial payables net of intersegment activities in the Industrial Activities column. However, funds that were transferred to Financial Activities were posted net of the relative intersegment relationships, as shown in the following table:

At 12.31.2003				At 6.30.2004			At 3.31.2004
Consolidated	Industrial Activities	Financial Activities	(in millions of euros)	Consolidated	Industrial Activities	Financial Activities	Consolidated	Industrial Activities	Financial Activities
6,616	5,150	1,466	Financial payables to others due within 12 months	8,177	5,919	2,258	6,187	4,389	1,798
15,418	14,480	938	Financial payables to others due beyond 12 months	13,810	12,806	1,004	15,166	14,134	1,032
-	(8,459)	(360)	(Intersegment financial receivables)	-	(6,807)	(261)	-	(7,820)	(236)
-	360	8,459	Intersegment financial payables	-	261	6,807	-	236	7,820
22,034	11,531	10,503	Financial payables net of intersegment activities	21,987	12,179	9,808	21,353	10,939	10,414

In regard to the individual activity segments:

  Industrial Activities, in relation to the changes in net financial position, generated requirements of 389 million euros during the second quarter of 2004, also as a result of the restructuring of equity investments between the two sectors. In the first half of 2004, requirements of 1,386 million euros were mainly attributable to operating trends during the period.
  In contrast, Financial Activities improved their net financial position during the second quarter of 2004, partly in consequence of the aforementioned change in equity investment structures. The change in net indebtedness substantially reflects this improvement, in the presence of a trade receivables portfolio that remained at March 31, 2004 levels.

In the second half of 2004, the net financial position improved by 160 million euros, also in consequence of the abovementioned change in equity investment structures. Net indebtedness improved by 851 million euros due to the reduction in the receivables portfolio that occurred in the first quarter of 2004.

The Fiat Group in 2004
Quarterly Report - 2nd Quarter 2004

Printed by: Ingest Facility S.p.A. - Turin, Italy

Printed in Italy

July 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 28, 2004

FIAT S.p.A.

	BY:	/s/ Mario Rosario Maglione Mario Rosario Maglione Power of Attorney